

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

September 20, 2010

VIA INTERNATIONAL MAIL AND FAX
Mr. Brian Bidulka
Chief Financial Officer
Research in Motion Limited
295 Phillip Street
Waterloo, Ontario
Canada, N2L 3W8

   RE: **Research in Motion Limited**
      Form 40-F for the fiscal year ended February 27, 2010, as Amended
      Filed April 2, 2010
      File No. 000-29898

Dear Mr. Bidulka:

  We have completed our review of your Form 40-F and related filings and do not, at this time, have any further comments.

         Sincerely,

         /s/ Larry Spirgel
         Assistant Director